SECOND AMENDING AGREEMENT
THIS SECOND AMENDING AGREEMENT is made as of the 6th day of March, 2020.
AMONG:
HSCP CN HOLDINGS ULC
as Borrower
OF THE FIRST PART
- and -
ACREAGE FINANCE DELAWARE, LLC
as Guarantor
OF THE SECOND PART
- and -
[Redacted - Lenderʼs name] and the other persons who become Lenders pursuant to the terms of the Credit Agreement as Lenders
OF THE THIRD PART
- and -
[Redacted - Agentʼs name]
as Administrative Agent
OF THE FOURTH PART
WHEREAS the Borrower, the Guarantor, the Administrative Agent and the Lenders entered into the Credit Agreement;
AND WHEREAS the Borrower, the Guarantor, the Administrative Agent and the Lenders wish to enter into this Second Amending Agreement to set forth certain amendments to the Credit Agreement and to otherwise confirm the provisions of Amended Credit Agreement;
NOW THEREFORE THIS SECOND AMENDING AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by each of the Parties hereto, the Parties hereto covenant and agree as follows:

1.	Definitions. All capitalized terms used in this Second Amending Agreement shall, unless otherwise defined herein, have the meanings herein given to them in the Credit Agreement, and:
“Amended Credit Agreement” means the Credit Agreement, as amended by this Second Amending Agreement, and as it may hereafter be further amended from time to time.
“Credit Agreement” means the credit agreement dated as of February 7, 2020 among the Borrower, the Guarantor, the Administrative Agent and the Lenders, as amended by a first amending agreement dated as of February 28, 2020.
“Parties” means the parties which are signatories to this Second Amending Agreement.

“Second Amending Agreement” means this second amending agreement.

2.
Amendments to the Credit Agreement. Effective as of the date of this Second Amending Agreement, but subject to the satisfaction by the Credit Parties of the conditions set forth in Section 3, the Credit Agreement is amended as follows:

(a)	Section 1.1 of the Credit Agreement is amended by:

(i)	the definition of “Applicable Law” is deleted in its entirety and replaced with the following:
““Applicable Law” means, (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgment, order, writ, injunction, determination, decision, ruling, decree or award; (c) any regulatory or stock exchange policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the Assets of such Person, in each case whether or not having the force of law, provided that, unless specifically included, the Federal Cannabis Laws are specifically excluded.”

(ii)	deleting the reference in the definition of “Drawdown Period” to “24th” and replacing it with “34th”;

(iii)	adding “and the OID Fee” immediately after “Set-Up Fee” in the definition of “Fees”;

(iv)	the definition of “IP Credit Agreement” is deleted in its entirety and replaced with the following:
““IP Credit Agreement” means the credit agreement dated after the date hereof among the Guarantor, as borrower, Acreage IP Holdings, LLC, Prime Wellness of Connecticut, LLC, D&B Wellness, LLC and Thames Valley Apothecary, LLC, as guarantors, IP Investment Company, LLC, as lender, administrative agent and collateral agent, as may be amended, modified, supplemented or restated from time to time.”

(v)	adding the following definition in its proper alphabetical order:
“Federal Cannabis Laws” means the Controlled Substances Act, 21 USC 801 et seq. as it applies to marijuana (including any implementing regulations and schedules in effect at the relevant time) or any other U.S. federal law the violation of which is predicated upon a violation of the Controlled Substances Act as it applies to marijuana.
“Fourth Advance” has the meaning specified in Section 3.1(d).
“OID Fee” has the meaning specified in Section 2.9(2).
“SPV Parties” has the meaning specified in Section 6.3.

(b)	Section 2.9 of the Credit Agreement is deleted in its entirety and replaced with the following:

“(1)	The Borrower shall pay to the Administrative Agent the following set-up fees (collectively, the “Set-Up Fees”):

(a)	an amount equal to 2.00% of the First Advance on the Closing Date;

(b)	an amount equal to 0.25% of the Second Advance on the date on which the Second Advance is made;

(c)	an amount equal to 0.50% of the Third Advance on the date on which the Second Advance is made; and

(d)	such fee on the Fourth Advance that is agreed to between the Borrower and the Administrative Agent pursuant to Section 4.3(1)(h)(i).

(2)
The Borrower shall pay the Administrative Agent a fee of US$250,000 (the “OID Fee”) fee which amount shall be fully earned at the time the Third Advance is made and shall be payable on the earlier of the Maturity Date and the date on which the Aggregate Principal Amount is repaid in full. The Borrower hereby authorizes the Administrative Agent to retain US$250,000 from the Third Advance in order to pay the OID Fee when it becomes due and payable and the Borrower shall not pay interest on such retained US$250,000.”

(c)	Section 3.1 of the Credit Agreement is deleted in its entirety and replaced with the following:
“Each Lender severally agrees, on the terms and conditions of this Agreement, to make Advances to the Borrower under the Credit Facility from time to time on any Business Day during the Drawdown Period as follows:

(a)	an Advance of $21,000,000 on the Closing Date (the “First Advance”);

(b)	an Advance of $27,000,000 on a date that is not later than the tenth day after the Closing Date (the “Second Advance”);

(c)
an Advance in an amount up to the remaining amount of the Commitment at such time subject to compliance with Section 6.1(j)(i)(A) (taking into account such Advance) as requested by the Borrower in writing (the “Third Advance”); and

(d)
an Advance in an amount up to the remaining amount of the Commitment at such time subject to compliance with Section 6.1(j)(i)(A) (taking into account such Advance) as requested by the Borrower in writing (the “Fourth Advance”).”

(d)	Section 3.4(1) of the Credit Agreement is deleted in its entirety and replaced with the following:
“The Borrower shall pay interest on the unpaid principal amount of each Advance from the date of such Advance until the principal amount of such Advance is repaid in full, as follows:

(a)	3.55% per annum on the principal amount of the First Advance;

(b)	1.85% per annum on the principal amount of the Second Advance;

(c)	1.55% per annum on the principal amount of the Third Advance; and

(d)	a per annum interest rate to be agreed between the Borrower and the Lenders on the principal amounts of the Fourth Advance pursuant to Section 4.3(1)(h)(i).”

(e)	Section 4.2(b) of the Credit Agreement is amended by adding “(including any Federal Cannabis Law)” after “Applicable Law” and before the “;”;

(f)	Section 4.3(1)(d) of the Credit Agreement is amended by adding “(including any Federal Cannabis Law)” after “Applicable Law” and before the “;”;

(g)	Section 4.3(1)(g) of the Credit Agreement is amended by:

(i)	deleting “with respect to the Second Advance” and replacing it with “with respect to each of the Second Advance and the Third Advance”; and

(ii)	deleting the “and” at the end of the subparagraph (i), adding an “and” at the end of subparagraph (ii) and adding the following new subparagraph (iii):

“(iii)	a certified copy of the Second Advance Security Documents (as defined in the IP Credit Agreement);”

(h)	Section 4.3(1)(h) of the Credit Agreement is amended by:

(i)	deleting the reference to “with respect to the Third Advance” and replacing it with “with respect to the Fourth Advance”; and

(ii)	deleting the “and” at the end of the subparagraph (ii), adding an “and” at the end of subparagraph (iii) and adding the following new subparagraph (iv):

“(iv)	a certified copy of the Subsequent Advance Security Documents (as defined in the IP Credit Agreement).”

(i)	Section 5.1(c) of the Credit Agreement is amended by adding “(including any Federal Cannabis Law)” after “Applicable Law” and before the “,”;

(j)	Section 5.1(h)(ii)(iii) of the Credit Agreement is amended by adding “(except for Equity Securities in the Parent acquired pursuant to the IP Credit Agreement) after “Person” and before the “;”;

(k)	Section 5.1(i) of the Credit Agreement is amended by adding “(including, with respect to each of the Credit Parties only, all Federal Cannabis Laws)” after “Applicable Laws” and before “except”;

(l)	Section 5.1(w) of the Credit Agreement is amended by deleting the second last sentence and replacing it with the following:
“None of the Obligations and none of the other amounts payable under the Credit Agreement will be paid by any of the Credit Parties with any property or proceeds of any property that was obtained or derived directly or indirectly: (x) as a result of an act or omission anywhere that, if it had occurred in Canada, would have constituted a designated offence (as defined in section 462.31(1) of the Criminal Code); or (y) in contravention of any Federal Cannabis Law.”

(m)
Section 6.1(f) of the Credit Agreement is amended by adding “(including, with respect to each of the Credit Parties only, all Federal Cannabis Laws)” after each reference to “Applicable Laws” and before “except” or “would”, as applicable;

(n)	Section 6.2(i) of the Credit Agreement is amended by deleting the second last sentence and replacing it with the following:
“Anti-Terrorism Laws. Pay or cause to be paid all Obligations and other amounts payable under the Credit Documents with any property or proceeds of any property that was obtained or derived directly or indirectly: (x) as a result of an act or omission anywhere that, if it had occurred in Canada, would have constituted a designated offence (as defined in section 462.31(1) of the Criminal Code); or (y) in contravention of any Federal Cannabis Law.”

(o)	Section 6.3 of the Credit Agreement is hereby deleted in its entirety and replaced by the following:
“Each of Borrower and the Guarantor (the “SPV Parties” and each an “SPV Party”) hereby represents, warrants and covenants, as of the date hereof and continuing (except with respects to statements expressly made as of the date hereof) until such time as the Obligations are paid in full, that such SPV Party:

(a)	has not and shall not engage in any business or activity other than the transactions contemplated by this Agreement and the IP Credit Documents;

(b)
has not and shall not acquire or own any Assets other than (A) the Restricted Account and the Restricted Account Collateral and (B) such incidental personal property as may be necessary for the ownership of the foregoing;

(c)
has not and shall not (i) liquidate or dissolve (or suffer any liquidation or dissolution), terminate, or otherwise dispose of, directly, indirectly or by operation of law, all or substantially all of its Assets; (ii) reorganize or change its legal structure without the Administrative Agent’s prior written consent; (iii) change its name, address or the name under which such SPV Party conducts its business without promptly notifying the Administrative Agent; (iv) enter into or consummate any merger, amalgamation, consolidation, sale, transfer, assignment, liquidation or dissolution involving any or all of the Assets of such SPV Party or any managing member of such SPV Party; or (v) enter into or consummate any transaction or acquisition, merger, amalgamation or consolidation or otherwise acquire by purchase or otherwise all or any portion of the business or Assets of, or any Equity Securities or other evidence of beneficial ownership of, any Person;

(d)	has not incurred and shall not incur any secured or unsecured debt except for the debt and guarantees contemplated by this Agreement and the IP Credit Documents, as in effect on the date hereof;

(e)
has not and shall not, nor shall any member, partner (whether limited or general) or shareholder thereof, as applicable, or any other party, amend, modify or otherwise change its partnership certificate, partnership agreement, articles of incorporation, by‑laws, operating agreement, articles of organization or other formation agreement or document, as applicable, or governing agreement or document, in any material term or manner, or in a manner which adversely affects such SPV Party’s existence as a single purpose entity or such SPV Party’s compliance with this Section 6.3(e);

(f)	such SPV Party shall utilize and maintain its own separate stationery, invoices and checks bearing its own name;

(g)	has and shall maintain its own separate bank accounts and correct, complete and separate books of account;

(h)	has and shall file or cause to be filed its own separate tax returns;

(i)
has and shall hold itself out to the public (including any of its Affiliates’ creditors) under such SPV Party’s own name and as a separate and distinct entity and not as a department, division or otherwise of any Affiliate of same;

(j)
has and shall observe all customary formalities regarding the existence of such SPV Party, including holding meetings and maintaining current and accurate minute books separate from those of any Affiliate of same;

(k)
has and shall hold title to its Assets in its own name and act solely in its own name and through its own duly authorized officers and agents. No Affiliate of same shall be appointed or act as agent of such SPV Party;

(l)
except as expressly contemplated by this Agreement or the IP Credit Documents, has not and shall not guarantee or otherwise agree to be liable for (whether conditionally or unconditionally), pledge or assume or hold itself out or permit itself to be held out as having guaranteed, pledged or assumed any liabilities or obligations of any partner (whether limited or general), member, shareholder or any Affiliate of such SPV Party, as applicable, or any other party, nor shall it make any loans;

(m)	has and shall at all times been, is now and as of the date hereof intends to remain Solvent;

(n)
has and shall separately identify, maintain and segregate its Assets. Such SPV Party’s Assets shall at all times be held by or on behalf of such SPV Party and, if held on behalf of SPV Party by another entity, shall at all times be kept identifiable (in accordance with customary usages) as Assets owned by such SPV Party. This restriction requires, among other things, that (i) such SPV Party’s funds shall be deposited or invested in such SPV Party’s name, (ii) such SPV Party’s funds shall not be commingled with the funds of any Affiliate of same or any other Person, (iii) such SPV Party shall maintain all accounts in its own name and with its own tax identification number, separate from those of any Affiliate of same or any other Person, and (iv) such SPV Party funds shall be used only for the business of such SPV Party;

(o)
has and shall maintain its Assets in such a manner that it is not costly or difficult to segregate, ascertain or identify its individual Assets from those of any Affiliate of same or other person or entity;

(p)	has and shall pay or cause to be paid its own liabilities and expenses of any kind only out of its own separate funds and Assets;

(q)	has not and shall not invest any of such SPV Party’s funds in securities issued by, nor shall such SPV Party acquire the indebtedness or obligation of, any Affiliate of same;

(r)
has and shall maintain an arm’s length relationship with each of its Affiliates and may not enter into contracts or transact business with its Affiliates other than on commercially reasonable terms that are no less favorable to such SPV Party than is obtainable in the market from a Person or entity that is not an Affiliate of same;

(s)	has and shall correct any misunderstanding that is known by such SPV Party regarding its name or separate identity; and

(t)
shall not, without the prior written vote of one hundred percent (100%) of its partners, members, or shareholders, as applicable, institute proceedings to be adjudicated bankrupt or insolvent; or consent to the institution of bankruptcy or insolvency proceedings against it; or file a petition seeking, or consent to, reorganization or relief under any applicable foreign, federal, state or provincial law relating to bankruptcy; or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of such SPV Party or a substantial part of such SPV Party’s property; or make any assignment for the benefit of creditors; or admit in writing its inability to pay its debts generally as they become due or declare or effectuate a moratorium on payments of its obligation; or take any action in furtherance of any such action.

(p)	Sections 8.1(d), (e) and (f) of the Credit Agreement are amended by deleting each of the references to “the Borrower” and replacing them with “any Credit Party”; and

(q)	Section 8.1(g) of the Credit Agreement is amended by deleting each of the references to “Canopy Offer” and replacing them with “Third Party Offer”.

3.
Conditions Precedent. The amendments to the Credit Agreement set forth in Section 2 of this Second Amending Agreement shall be effective upon the following conditions having been fulfilled to the satisfaction of the Administrative Agent on behalf of the Lenders:

(a)	the Administrative Agent shall have received a fully executed copy of this Second Amending Agreement; and

(b)	the Borrower shall have paid to the Administrative Agent, on behalf of the Lenders, an amendment fee equal to US$275,000.

4.
Representations and Warranties. To confirm each Lender’s understanding concerning each Credit Party and its business, properties and obligations, and to induce the Administrative Agent and each Lender to enter into this Second Amending Agreement, each Credit Party jointly and severally hereby reaffirms to the Administrative Agent and each Lender that, as of the date of this Second Amending Agreement, its representations and warranties contained in Section 5.1 of the Credit Agreement, as amended by this Second Amending Agreement, and except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects (provided that any such representations and warranties which are already qualified by materiality, material adverse effect or similar language shall be true and correct in all respects) and additionally represents and warrants as follows on the date of this Second Amending Agreement:

(a)	all necessary action has been taken to authorize the execution, delivery and performance of this Second Amending Agreement;

(b)
this Second Amending Agreement has been duly executed and delivered by each of the Credit Parties and constitutes legal, valid and binding obligations of each of the Credit Parties enforceable against them in accordance with its terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies;

(c)
the execution and delivery by each of the Credit Parties and the performance by each of them of their respective obligations under this Second Amending Agreement will not conflict with or result in a breach of any of the terms or conditions of their respective constating documents or by-laws, any Applicable Law or any contractual restriction binding on or affecting them or their respective Assets;

(d)	no Default or Event of Default exists under the Credit Agreement; and

(e)
the Amended Credit Agreement and each of the other Credit Documents remains in full force and effect, unamended, and are enforceable against each of the Credit Parties, in each case, to the extent party thereto in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally, and (ii) the discretion that a court may exercise in the granting of equitable remedies.

5.
Confirmations. Each of the Parties acknowledges and agrees that the Credit Agreement, as amended by this Second Amending Agreement, and all other Credit Documents are and will continue to be in full force and effect, and are hereby ratified and confirmed, and the rights and obligations of all Parties thereunder will not be affected in any manner by the provisions of this Second Amending Agreement, except as expressly provided in Section 2 of this Second Amending Agreement.

6.	Credit Document. This Second Amending Agreement constitutes a Credit Document.

7.	Governing Law.

(a)	This Second Amending Agreement shall be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable in that Province.

(b)
The Credit Parties irrevocably attorns and submits to the non-exclusive jurisdiction of any court of competent jurisdiction of the Province of Alberta sitting in Calgary, Alberta in any action or proceeding arising out of or relating to this Second Amending Agreement. Each Credit Party irrevocably waives objection to the venue of any action or proceeding in such court or that such court provides an inconvenient forum. Nothing in this Section limits the right of the Administrative Agent to bring proceedings against any Credit Party in the courts of any other jurisdiction.

8.
Further Assurances. The Credit Parties will from time to time forthwith, at the Administrative Agent’s request and at the Borrower’s own cost and expense, do, make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, manners and things which may be reasonably required by the Administrative Agent and are consistent with the intention of the Parties as evidenced herein, with respect to all matters arising under this Second Amending Agreement or the Amended Credit Agreement.

9.
Expenses. Without in any way limiting the provisions of Section 10.5 of the Credit Agreement, the Borrower will be liable for all expenses of the Administrative Agent and the Lenders, including legal fees and other out-of-pocket expenses, in connection with the negotiation, preparation, execution and delivery of this Second Amending Agreement.

10.
Counterparts. This Second Amending Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered will be deemed to be an original, and all of which when taken together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Parties have caused this Second Amending Agreement to be duly executed by their respective authorized officers as of the date and year above written.

BORROWER: HSCP CN HOLDINGS ULC
By:	“Kevin Murphy”
Name: Kevin Murphy
Title: Director & President

GUARANTOR: ACREAGE FINANCE DELAWARE, LLC
By:	“Kevin Murphy”
Name: Kevin Murphy
Title: Manager

ADMINISTRATIVE AGENT: [Redacted - Agentʼs name]
By:
Name:
Title:

LENDER: [Redacted - Lenderʼs name]
By:
Name:
Title:

Second Amending Agreement